EXHIBIT 12.01

Computation of Ratios of Earnings to Fixed Charges and

to Combined Fixed Charges and Preferred Stock Dividends

(Unaudited)

Dollars in millions
Year ended November 30	2006	2005	2004	2003	2002
Pre-tax earnings from continuing operations	$5,905	$4,829	$3,518	$2,536	$1,399

Add: Fixed charges (excluding capitalized interest)	29,323	18,040	9,773	8,724	10,709

Pre-tax earnings before fixed charges	$35,228	$22,869	$13,291	$11,260	$12,108

Fixed charges:
Interest	$29,126	$17,790	$9,674	$8,640	$10,626

Other (1)	108	125	114	119	103

Total fixed charges	29,234	17,915	9,788	8,759	10,729

Preferred stock dividend requirements	98	101	129	143	155

Total combined fixed charges and preferred stock dividends	$29,332	$18,016	$9,917	$8,902	$10,884

Ratio of earnings to fixed charges	1.21	1.28	1.36	1.29	1.13

Ratio of earnings to combined fixed charges and preferred stock dividends	1.20	1.27	1.34	1.26	1.11

(1)          Other fixed charges consist of the interest factor in rentals and capitalized interest.